UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 12, 2022

FORTRESS TRANSPORTATION AND INFRASTRUCTURE INVESTORS LLC
(Exact name of registrant as specified in its charter)

Delaware	001-37386	32-0434238
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, 45th Floor
New York, New York 10105
(Address of principal executive offices) (Zip Code)
(212) 798-6100
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common shares, $0.01 par value per share	FTAI	The Nasdaq Global Select Market
8.25% Fixed-to-Floating Rate Series A Cumulative Perpetual Redeemable Preferred Shares	FTAIP	The Nasdaq Global Select Market
8.00% Fixed-to-Floating Rate Series B Cumulative Perpetual Redeemable Preferred Shares	FTAIO	The Nasdaq Global Select Market
8.25% Fixed-Rate Reset Series C Cumulative Perpetual Redeemable Preferred Shares	FTAIN	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 1.01.	Entry into a Material Definitive Agreement.

On August 12, 2022, Fortress Transportation and Infrastructure Investors LLC, a Delaware limited liability company (“FTAI” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, FTAI Finance Holdco Ltd. (to be known as FTAI Aviation Ltd. following the Holdco Merger (as defined below)), a Cayman Islands exempted company and an indirect subsidiary of FTAI (“FTAI Aviation”), and FTAI Aviation Merger Sub LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of FTAI Aviation (“Merger Sub”), pursuant to which Merger Sub will merge with and into FTAI (the “Merger”), with FTAI surviving as a wholly owned subsidiary of FTAI Aviation.

In connection with the Merger, FTAI’s shareholders will receive (i) one ordinary share of FTAI Aviation for each FTAI common share that they own, (ii) one 8.25% Fixed-to-Floating Rate Series A Cumulative Perpetual Redeemable Preferred Share of FTAI Aviation (the “FTAI Aviation Series A Preferred Shares”) for each 8.25% Fixed-to-Floating Rate Series A Cumulative Perpetual Redeemable Preferred Share of FTAI (the “FTAI Series A Preferred Shares”) that they own, (iii) one 8.00% Fixed-to-Floating Rate Series B Cumulative Perpetual Redeemable Preferred Share of FTAI Aviation (the “FTAI Aviation Series B Preferred Shares”) for each 8.00% Fixed-to-Floating Rate Series B Cumulative Perpetual Redeemable Preferred Share of FTAI (the “FTAI Series B Preferred Shares”) that they own and (iv) one 8.25% Fixed-Rate Reset Series C Cumulative Perpetual Redeemable Preferred Share of FTAI Aviation (the “FTAI Aviation Series C Preferred Shares” and, together with the FTAI Aviation Series A Preferred Shares and the FTAI Aviation Series B Preferred Shares, the “FTAI Aviation Preferred Shares”) for each 8.25% Fixed-Rate Reset Series C Cumulative Perpetual Redeemable Preferred Share of FTAI (the “FTAI Series C Preferred Shares” and, together with the FTAI Series A Preferred Shares and the FTAI Series B Preferred Shares, the “FTAI Preferred Shares”) that they own.  The outstanding debt of FTAI immediately prior to the Merger shall, following the Merger, remain obligations of FTAI, and FTAI Aviation will provide a guarantee of FTAI’s obligations under the 6.50% senior notes due 2025, the 9.75% senior notes due 2027 and the 5.50% senior notes due 2028, in each case issued from time to time pursuant to the Indenture, dated as of September 18, 2018, as supplemented, by and between the Company and U.S. Bank National Association, as trustee.

The completion of the Merger is subject to the satisfaction or waiver of certain mutual closing conditions, including (i) the affirmative vote of holders of a majority of the issued and outstanding FTAI common shares entitled to vote on such matter having approved adoption of the Merger Agreement, (ii) the absence of any legal prohibition, order or pending lawsuit by any governmental authority against consummation of the transactions, (iii) the effectiveness of the final registration statement on Form S-4 to be filed by FTAI Aviation registering the FTAI Aviation ordinary shares and the FTAI Aviation Preferred Shares to be issued in connection with the Merger with the Securities and Exchange Commission (“SEC”), (iv) the authorization for listing of FTAI Aviation ordinary shares and the FTAI Aviation Preferred Shares to be issued in connection with the merger on the NASDAQ and (v) the completion of the Holdco Merger and the Recapitalization (as defined below).  FTAI Aviation filed a preliminary registration statement on Form S-4 with the SEC on August 12, 2022.

Prior to the consummation of the Merger, Fortress Worldwide Transportation and Infrastructure General Partnership, a Delaware general partnership and a subsidiary of FTAI (the “Partnership”), will convert into a Delaware limited liability company and merge with and into FTAI Aviation, with FTAI Aviation surviving the merger and being renamed “FTAI Aviation Ltd.”, and the equityholders of the Partnership, being FTAI and Fortress Worldwide Transportation and Infrastructure Master GP LLC, receiving ordinary shares of the Company in exchange for their interests of the Partnership (the “Holdco Merger”). Following the Holdco Merger, and prior to the consummation of the Merger, FTAI Aviation will recapitalize (the “Recapitalization”) its shares into: (i) FTAI Aviation ordinary shares, owned by the Company and Fortress Transportation and Infrastructure Master GP LLC, (ii) FTAI Aviation Series A Preferred Shares, owned by the Company, (iii) FTAI Aviation Series B Preferred Shares, owned by the Company, and (iv) FTAI Aviation Series C Preferred Shares, owned by the Company.

ITEM 7.01.	Regulation FD Disclosure

On August 15, 2022, the Company issued a press release announcing the execution of the Merger Agreement. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference

ITEM 9.01.
Exhibits.

(d)	Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 12, 2022, between Fortress Transportation and Infrastructure Investors LLC, FTAI Finance Holdco Ltd. and FTAI Aviation Merger Sub LLC.

99.1	Press Release, dated August 15, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed restructuring transaction between FTAI and FTAI Aviation. In connection with the proposed transaction, FTAI Aviation filed a preliminary registration statement on Form S-4 with the SEC on August 12, 2022, and intends to file a final registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of FTAI and that also constitutes a prospectus of FTAI Aviation. Each of FTAI and FTAI Aviation may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that FTAI or FTAI Aviation may file with the SEC. Any definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of FTAI. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about FTAI and FTAI Aviation, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FTAI and FTAI Aviation will be available free of charge on FTAI’s website at https://www.ftandi.com or by contacting FTAI’s Investor Relations Department by email at ir@ftandi.com or by phone at (212) 798-6128.

Participants in the Solicitation

FTAI, FTAI Aviation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of FTAI is set forth in FTAI’s proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 14, 2022, and FTAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the proxy statement/prospectus carefully when these become available before making any voting or investment decisions. You may obtain free copies of these documents from FTAI using the source indicated above.

Cautionary Language Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to information regarding the transactions contemplated by the spin-off and the commencement of trading. Forward-looking statements are not statements of historical fact but instead are based on our present beliefs and assumptions and on information currently available to FTAI. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this communication are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements, including, but not limited to, the risk factors set forth in Item 1A. “Risk Factors” of FTAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and FTAI’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, as updated by annual, quarterly and other reports FTAI files, which are available on FTAI’s website (www.ftandi.com). In addition, new risks and uncertainties emerge from time to time, and it is not possible for FTAI to predict or assess the impact of every factor that may cause its actual results to differ from those contained in any forward-looking statements. Such forward-looking statements speak only as of the date of this press release. FTAI expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in FTAI’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based. This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 15, 2022

FORTRESS TRANSPORTATION AND INFRASTRUCTURE INVESTORS LLC

/s/ Joseph P. Adams, Jr.
Joseph P. Adams, Jr.
Chief Executive Officer